

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

June 1, 2006

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o Incorp Services Inc.
6075 S. Eastern Avenue, Suite 1
Las Vegas, Nevada 89119-3146

> **Re: General Steel Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2006**
> **File No. 333-133821**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the investors in your private offering, who are identified as selling shareholders in this registration statement, may put their shares of common stock back to the company 18 months after the closing date at a per share price of $1.95. This fact suggests that the registered offering may amount to a primary offering by the company, rather than a true secondary offering by selling security holders. Please give us your analysis why the existence of this put is consistent with a valid Section 4(2) private placement, where investors purchase without any view toward distribution. Alternatively, revise the prospectus to clearly state that all of the selling security holders are underwriters. We note that you have stated that they "may be deemed" to be underwriters.

2.   Since the exercise of the put will involve an investor's decision whether to sell or retain the common stock, please tell us what consideration you have given to whether Securities Act registration is or will be required. Please also tell us what consideration you have given to the application of Rule 13e-4 in this context. We may have additional comments upon review of your response.

3.   We note that the report by Carret (Beijing) Investment Management & Advisory Company, available through your website, contains a statement regarding sales increases of 105% and net profit increases of 34% in 2006. We also note your financial projections under Corporate Profile. Publication of information made in advance of a proposed offering which has the effect of conditioning the market or arousing public interest in the issuer may constitute an offer under the Securities Act of 1933. We suggest that you revise the content of your website so that information is properly archived as contemplated by Rule 433(e)(2), or to delete these and any similar disclosures from your website.

4.   You provide additional information on your website under Corporate Profile that is not disclosed in this filing. For example, you provide projections for 2006 and 2007. We suggest that you revise the content of your website so that information is properly archived as contemplated by Rule 433(e)(2) or to delete these disclosures from your website.

5.   All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

6.   Please update your financial statements and all related disclosures to also reflect the period ended March 31, 2006.

Prospectus Summary, page 1

7.   Please describe the put rights.

8.   Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

Overview, page 1

9.   Please clarify, if true, that Daquizhang Metal's operations is your primary business. Disclose General Steel Holdings' ownership percent of Daquizhang Metal and identify the parties that own the remaining amount. Also briefly

describe these entities and they degree of management control, if any, they have over Daquizhang Metal.

10.   Please revise the discussion of Daquizhang Metal in plain English. For example:
   • Rather than use "Company," use the actual company name or a shortened version of it to clarify which predecessor entity you are referring to.
   • What do you mean by 10-year operating term? Does the company dissolve after 10 years?
   • Clarify the relationship among Tianhin Long Yu Trading Material Co., Ltd. Mr. Yu Zuo Sheng, and name the other 10% owners.
   • Clarify the relationship between Tianhin Long Yu Trading Material Co., Ltd. and Yang Pu Capital Automotive Investment Limited.
   • Identify the 29% owners of Daquizhang Metal.
   • Describe the relationship between Daquizhang Metal and Baotou Steel.

   If a lengthy discussion is required, move this description to the Business section.

About Our Recent Private Placement, page 5

11.   We note that the company offered an aggregate of 3,333,333 shares of common stock in the private placement, but that the subscription agreement was for a total of 1,176,665 shares. Please clarify whether the private placement offering is continuing or has been terminated.

Risk Factors, page 8

12.   Please delete the third sentence of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

13.   Some risk factors include language like "we cannot assure you" or "there can be no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

14.   Please avoid language in risk factors like "material adverse impact," "materially and adversely affected," "adversely affect" or "negatively affected." Instead, please state what the specific impact will be on your financial condition or results of operations.

15.   Please add risk factors addressing the following:
   • You have a $2 million liability relating to the put right.
   • Quantify the annual amount the company is required to transfer to statutory reserves and to the joint venture.

- Quantify your loans outstanding and disclose that your bank loans are due on demand or normally within one year.
- The drop in steel prices due to overproduction by the Chinese steel companies.

A slowdown or other adverse developments in the PRC economy . . ., page 10

16.   Please explain the risk related to the automotive industry.

Our officers, directors and affiliates beneficially own . . ., page 12

17.   We note that Mr. Yu, Zuo Sheng is the selling shareholder. Please reconcile this with the selling shareholder table since his name is not reflected.

There is only a limited trading market for our common stock, page 12

18.   You cross reference to the Market Price section of your prospectus, but this section does not describe the penny stock rules. Please revise.

Selling Shareholders, page 14

19.   Please update the information in the table as of the most recent practicable date.

20.   In the table, please also identify the total amount of securities beneficially owned by the selling shareholder prior to the offering and the percentage of the class to be owned by each selling shareholder after the offering.

21.   Please identify separately the amount of Class A and Class B warrants held by each selling shareholder.

22.   Please provide the address for each selling shareholder.

23.   Please name all natural persons who share beneficial ownership with the non-public entities that you list here. See Interpretation 4.S of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Our Recent Private Placements, page 16

24.   You state that the private placement described in the prospectus summary was exempt from registration under Regulation D, Section 4(2) and/or Section 4(6) of the Securities Act. Note that all sales in a given offering must be made pursuant to a single offering exemption if the offering is not registered. Please revise to indicate a single exemption from registration for which all sales in the private

placement would qualify and that you relied upon. Also disclose the facts necessary to support the exemption you relied upon. This comment also applies to paragraph 3 under "Recent Sales of Registered Securities" in Part II of the registration statement.

25.   In the paragraph entitled "Warrants Issued in Connection with the Subscription Agreement" you say that each share of common stock included two warrants. Elsewhere in the document you refer to an offering of units comprised of one share of common stock and two warrants. Please reconcile.

26.   In the paragraph entitled "Put Right and Lock Box," please clarify:
   - whether the put rights apply to shares issued upon exercise of the Class A Warrants; and
   - whether purchasers of shares from the selling stockholders will be able to exercise the put right, or whether it is limited to the original investors with whom you have subscription agreements.

   We may have additional comments upon review of your response.

27.   Regarding the various registration rights you describe in this section, please clarify, if true, that the registration statement of which this prospectus is a part has been filed to satisfy your obligations under the registration rights.

Executive Compensation, page 22

28.   Please identify the year the annual compensation was paid and provide the information required by Item 402 of Regulation S-K for the last three fiscal years.

Certain Relationships and Related Transactions, page 23

29.   Please explain why Yang Pu Automotive Investment Limited is a related party and the business purpose reason for issuing the note.

30.   Provide the dates of issuance and for the short term loan from Golden Glister Holdings Limited.

31.   Tell us supplementally whether there is any relationship between Baotou Iron and Steel (Group) Co., Ltd., with whom you will form the joint venture, and Baotou Sheng Da Steel Pipe Limited, for whom Mr. Yu serves as President and Chairman of the Board. If so, please discuss the joint venture and Mr. Yu's relationship to it by way of his association with Baotou Sheng Da Steel Pipe.

Security Ownership of Certain Beneficial Owners and Management . . ., page 24

32.   Please update the table as of the most recent practicable date.

33.   It appears that Matlin Patterson Global Opportunities Partners II L.P. is a 7.06% beneficial owner based on the selling shareholder table. Please disclose all 5% or greater shareholders in this section.

Description of Share Capital, page 25

34.   Please describe your other equity securities, such as the warrants and put rights.

MD&A - Liquidity and Capital Resources, page 30

35.   Revise your disclosure to include a more comprehensive discussion of how the short term nature of your bank loans may restrict your ability to fund your operations. In addition, revise the tabular presentation of contractual obligations to include redeemable stock and the related party payable or tell us why their inclusion is not required.

Business, page 35

36.   Please describe the sources and availability of raw materials. See Item 101(c)(iii) of Regulation S-K.

37.   Please describe your practices relating to working capital items, such as inventory. See Item 101(c)(vi) of Regulation S-K.

38.   Please discuss competitive conditions in your industry in China. See Item 101(c)(x) of Regulation S-K.

Legal Matters, page 42

39.   Please disclose the name of your counsel who will opine on the legality of the shares.

Additional Information, page 43

40.   Please update the address for the SEC.

41.   Delete the language that statements contained in the prospectus as to the contents of any contract or other document "are not necessarily complete" and are "qualified by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to

information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement, contract or other document are discussed in the prospectus.

Financial Statements

Consolidated Balance Sheets, page 45

42.   Please tell us why you believe it is appropriate to classify advances on equipment purchases in current assets. Disclose the terms of these advances and support or revise your current classification.

Consolidated Statements of Cash Flows, page 49

43.   It appears to us your consolidated statements of cash flows may not fully comply with SFAS 95. Please tell us why believe your presentation of each of the following is appropriate and complies with SFAS 95 or revise your consolidated statements of cash flows as appropriate:
* Including restricted cash in beginning and ending cash;
* Including advances on equipment purchases in operating activities;
* Including payables-related party in operating activities;
* Including deposits due to sales representatives in operating activities;
* Including changes in notes receivable (that appear to relate to inventory purchases) in investing activities;
* Presenting borrowing and repayments of bank loans and notes payable on a net basis; and
* Presenting non-cash interest expense accrued on mandatory redeemable stock in financing activities.

Note 1 – Background, page 52

44.   Clarify the potential consequences of the 10 year operating term of Daquizhuang Metal, including what will occur at the end of that term. Clarify the rights of the 30% minority shareholders, including if they have any rights to distributions. In addition, clarify the disclosures that appear to indicate the accounting for the acquisition of Daquizhuang Metal was treated as entities under common control and the disclosures that indicate it was treated as a reverse acquisition.

Note 2 – Intangible Assets, page 56

45.   Please clarify why land use rights are amortized over 10 years if you have the right to use the land for 50 years. We assume the 10 year life is based on the operating term of the joint venture.

Note 3 – Earnings Per Shares, page 63

46.   Based on the disclosures in note 1, it appears to us that the former shareholders of General Steel received a total of 30,000,000 shares of American Construction as a result of the reverse acquisition of General Steel by American Construction. If our assumption is accurate, please be advised that the historical financial statements are required to retro-actively reflect the capital structure of the accounting acquirer by essentially presenting these shares as outstanding for all periods presented, in a manner similar to a stock split. In periods prior to the reverse acquisition, the historical financial statements should reflect, as outstanding, all the shares issued to the former shareholders of General Steel. As of the date of the reverse acquisition, the historical financial statements should reflect, as issued, the shares held by the former shareholders of American Construction. Please revise your statements of changes in shareholder's equity and all related share and per disclosures throughout the filing.

Note 5 – Notes receivable and note receivable-related party, page 63

47.   Disclose the "business purpose" of the related party note receivable. Tell us if this note is in any way related to the acquisition of Daquizhuang Metal from Yang Pu. In addition, disclose how you determined that this receivable is recoverable at each balance sheet date.

Note 8 – Other payable-related party, page 64

48.   Please tell us how you determined that you were not required to record the non-interest bearing payable at a discount and to accrete interest expense over the outstanding period. Refer to APB 21.

Note 9 – Short term loans-bank, page 65 and Note 10 – Short term notes payable, page 66

49.   Provide us additional information regarding the unrelated third party guarantees, including who provided them, why they provide them and how you account for any consideration paid to the guarantors. In addition, please clarify the distinction between the Short term loans-bank, disclosed in note 9, and the Short term notes payable (that also appear to be to banks), disclosed in note 10.

Note 13 – Significant customer, page 67

50.   Separate disclose the % of revenue to any significant customer over 10% as
        required by SFAS 131.

Note 17 – Private offering of redeemable stock, page 67

51.   Please revise your disclosure to include a discussion of how you have accounted
        for the warrants issued with your redeemable stock, including how you
        determined the fair value.

52.   We note that you decreased equity by $475,741 in conjunction with your issuance
        of the redeemable stock. Please tell us how and why you believe your accounting
        complies with SFAS 150. It appears to us that the redeemable stock is required to
        be its fair value which would be the amount of the proceeds you received. It also
        appears to us that any difference between the proceeds you received and the
        redemption amount is required to be accreted to interest expense over the term of
        redemption. Please advise or revise.

Note 18 – Retirement plan, page 68

53.   Disclose your retirement expense for the year ended December 31, 2003 as
        required by SFAS 87. In addition, in light of the regulations, disclosed in the first
        sentence of note 18, please explain why you did not record any retirement
        expense in 2004 and why the retirement expense that you recorded in 2005
        appears to be nominal.

Note 19 – Statutory reserves, page 69

54.   Disclose amounts transferred to each reserve for the year ended December 31,
        2004, including the basis for determining such amounts. In addition, in light of
        the regulations, disclosed in the first sentence of note 19, please explain why you
        did not transfer any amounts to each reserve in 2003.

Note 20 – Joint venture agreement with Baotou Steel, page 70

55.   Revise your disclosure to include a discussion of how you intend to account for
        this joint venture. In this regard, please also clarify if Da Qiu Zhuang Metal Sheet
        Co., Ltd differs from your Daqiuzhuang Metal subsidiary. If it does, please
        disclose your relationship with Da Qiu Zhuang Metal Sheet Co., Ltd. In addition,
        please revise MD&A to disclose how the value of the assets to be contributed by
        Baotao Steel were determined and how you, and if applicable your subsidiary,
        intend to fund the required cash contributions.

Supplementary Financial Information, page 71

56.   Provide disclosures for the quarters ended December 31, 2005 and 2004.

March 31, 2006 – Form 10-Q

57.   Clarify the reasons for the increase in accounts receivable. Disclose the terms of the receivables and help us understand how they arise in light of our discussion of how you operate your business through distributors.

58.   Help us understand why you recorded other income related to taxes during the interim period.

59.   Please include the controls and procedures disclosure required by Part I, Item 4 of Form 10-Q. Please note that the reference to the Exchange Act Rule should be Rule 13a-15(e), not Rule 13a-15(b), as stated in your most recent Form 10-K.

Part II. Recent Sales of Unregistered Securities, page 71

60.   The description in paragraph 2 is incomplete. Please revise.

Exhibits, page 72

61.   Please include the exhibits required to be filed pursuant to Item 601 of Regulation S-K, including:
        • The merger agreement,
        • The joint venture agreement,
        • The private placement subscription agreement and any related agreements,
        • The warrants,
        • The note to Yang Pu Automotive Investment Limited,
        • The loan agreement from Golden Glister Holdings Limited,
        • All material loan agreements between the company and the banks.

Signatures, page 74

62.   Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction 1 to Signatures on Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Zuo Sheng Yu
General Steel Holdings, Inc.
June 1, 2006
Page 12

You may contact Patricia Armelin at (202) 551-3747 or in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Baker & McKenzie LLP
        805 Third Avenue
        New York, NY 10022